SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2007

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Security Systems Ltd. Announces First Quarter 2007 Results dated May 7, 2007.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Security Systems Ltd. Announces First Quarter 2007 Results

Monday May 7, 6:00 am ET

YAHUD, Israel, May 7 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd.(Nasdaq GM: MAGS ; TASE: MAGS) today announced its consolidated financial results for the three-month period ended March 31, 2007.

Revenues for the first quarter of 2007 reached US$15.0 million, an increase of
11.7 percent compared to US$13.5 million in the first quarter of 2006.

Operating income reached US$745,000, an increase of 55.5 percent compared to US$479,000 in the first quarter 2006. Operating expenses for the first quarter of 2007 reached US$5.8 million, an increase of 10.2 percent compared to US$5.2 million in the first quarter of last year.

Financial expenses for the first quarter of 2007 reached US$299,000, compared to US$154,000 in the first quarter of 2006. The increase in the financial expenses is primarily attributable to the change in the Company's functional currency from the US dollar to the New Israeli Shekel, that was initiated in the beginning of the fourth quarter of 2006. The US dollar remains the Company's reporting currency.

Net income reached US$298,000, an increase of 100.0 percent compared to US$149,000 in the first quarter of 2006.

Diluted earnings per share for the first quarter reached US$0.03 per share compared to US$0.01 per share the same quarter of last year.

Commenting on the results, Mr. Izhar Dekel, CEO of Magal, said: "We are very pleased with the organic growth in our business and the growth in revenues, operating income and net income, compared to the first quarter of 2006, this, despite the fact that our first quarter is usually our weakest quarter. According to our expectations, we have every reason to believe that our results for 2007 will be better than those of 2006 in all respects."

The Company will be hosting its quarterly conference call later today at 11:00am EDT. On the call, management will review and discuss the first quarter 2007 results. They will then be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

    US Dial-in Number: 1-888-407-2553
    Canada Dial-in Number: 1-866-485-2399
    ISRAEL Dial-in Number: 03-918-0688
    INTERNATIONAL Dial-in Number: +972-3-918-0688 at: 11:00 am Eastern Time; 8:00 am Pacific Time; 6:00 pm Israel Time

The call will also be broadcast live on the web, and can be accessed through a link on Magal's website. A replay of the call will be available for three months from the day after the call. The webcast and the replay will both be accessible from Magal's website at: www.magal-ssl.com.

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary in the U.S. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China.

Magal trades under the symbol MAGS in the U.S. on the Nasdaq Global Market and in Israel on the Tel-Aviv Stock Exchange (TASE).

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    FINANCIAL TABLES FOLLOW

    MAGAL SECURITY SYSTEMS LTD.

    UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

    (All numbers except EPS expressed in thousands of US$)


                                                Quarter Ended March 31
                                                 2007            2006       %
                                                                       change

    Revenues                                  $15,053         $13,472    11.7

    Cost of revenues                            8,544           7,763    10.1

    Gross Profit                                6,509           5,709    14.0
    Operating expenses:
    Research & development, net                 1,454           1,200    21.2
    Selling & marketing, net                    2,786           2,583     7.9
    General & administrative                    1,524           1,447     5.3
                                                5,764           5,230    10.2

    Operating income                              745             479    55.5
    Financial expenses, net                       299             154    94.2

    Income from continuing operations             446             325    37.2
    before taxes on income
    Taxes on income                               148             153    -3.3

    Income from continuing operations             298             172    73.3
    Loss on discontinued operations, net            -              23
    Net income                                    298             149   100.0

    Basic net earnings per share               $ 0.03          $ 0.01   200.0

    Diluted net earnings per share             $ 0.03          $ 0.01

    Weighted average ordinary shares
    outstanding
    (in thousands)                             10,394          10,375

    Weighted average ordianry shares
    outstanding,
    assuming dilution (in thousands)           10,444          10,462


                                       Quarter Ended March 31,
                                         2007          2006

    Gross margin (%)                     43.2          42.4
    Research & development expenses,      9.7           8.9
    net as a % of Revenues
    Selling & marketing expenses as      18.5          19.2
    a % of Revenues
    General & administrative             10.1          10.7
    expenses as a % of Revenues
    Operating margin (%)                  5.0           3.6
    Net income margin (%)                 2.0           1.1
    Total bank debt to total           0.40(*       0.43(**
    capitalization
    Current ratio                       2.3(*       2.16(**

    *) as of March 31, 2007

    **) as of December 31, 2006

    MAGAL SECURITY SYSTEMS LTD.

    UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

    (All numbers expressed in thousands of US$)


                                                       March 31,    December 31,
                                                         2007           2006
    CURRENT ASSETS:
    Cash and cash equivalents                          $ 7,777        $ 5,039
    Marketable securities                                3,095          3,067
    Short term bank deposits                            14,397         14,061
    Trade receivables                                   20,345         26,596
    Unbilled accounts receivable                         5,847          6,372
    Other accounts receivable and prepaid expenses       3,010          3,962
    Deferred income taxes                                1,726          1,289
    Inventories                                         14,049         14,500
    Total current assets                                70,246         74,886

    Long term investments and receivables:
    Long-term trade receivables                            300            200
    Long-term loans                                        657            622
    Long-term bank deposits                              4,800          4,800
    Severance pay fund                                   2,487          2,401
    Total long term investments and receivables          8,244          8,023

    PROPERTY AND EQUIPMENT, NET                         14,194         14,366

    OTHER ASSETS, NET                                    6,014          5,539

    Total assets                                       $98,698       $102,814

    CURRENT LIABILITIES:
    Short-term bank credit                             $15,044       $ 17,026
    Current maturities of long-term bank debt              795            795
    Trade payables                                       4,942          5,827
    Other accounts payable, accrued expenses and         9,801         11,082
    customer advances
    Total current liabilities                           30,582         34,730

    LONG-TERM LIABILITIES:
    Long-term bank debt                                  7,201          7,399
    Accrued severance pay                                2,645          2,560
    Total long-term liabilities                          9,846          9,959

    SHAREHOLDERS' EQUITY                                58,270         58,125

    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $98,698       $102,814



    Contacts:

    Company
    Magal Security Systems, Ltd
    Raya Asher, CFO
    Tel: +972-3-5391444
    Fax: +972-3-5366245
    E-mail: magalssl@trendline.co.il

    Investor Relations
    Gelbart Kahana Investor Relations
    Ehud Helft/Kenny Green
    Tel: +1-646-201-9246
    E-mail: info@gkir.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board



Date:  May 7, 2007